[redacted]

10028891

AB
3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASKAR CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8101 34th AVENUE SOUTH, SUITE 300
(No. and Street)

BLOOMINGTON	MN	55425
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OMMUND D. SKAAR 952-854-9463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOYER & COMPANY
(Name – *if individual, state last, first, middle name*)

14500 BURNHAVEN DRIVE SUITE 135	BURNSVILLE	MN	55306
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, HUBERT BOYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASKAR CORP., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

FRANCES M WILLIAMS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2015

Frances M Williams
Notary Public

Hubert Boyer
Signature

CERTIFIED PUBLIC ACCOUNTANT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Askar Corp. at December 31, 2009 and 2008, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Boyer & Company

February 3, 2010

ASKAR CORP.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 242,715	$ 38,379
Savings Certificates and Marketable Securities	220,966	290,226
Commissions Receivable from Investment Funds	250,524	292,760
Intercompany Receivable	60,124	-
Prepaid Expenses	7,616	6,125
Total Current Assets	781,945	627,490
TOTAL ASSETS	$ 781,945	$ 627,490

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts Payable	$ -	$ 1,246
Accured Liabilities	$ 58,000	$ -
Reserve for Claims	$ 99,500	$ -
Commissions Payable	388,757	329,131
Total Current Liabilities	546,257	330,377
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, Authorized, Issued and Outstanding, 626 Shares	6,260	6,260
Paid in Capital	90	90
Retained Earnings	214,577	290,193
Accumulated Other Comprehensive Income	14,761	570
Total Stockholders' Equity	235,688	297,113
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 781,945	$ 627,490

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Commission Income	$ 6,297,332	$ 6,126,671
Other	325,836	215,586
Total Income	6,623,168	6,342,257
EXPENSES		
Commissions to Sales Representatives	4,868,980	4,412,680
Management Fee	1,272,974	1,585,350
Advertising	5,200	7,770
Clearing Fees and Minimums	123,065	116,602
Licensing and Registration	44,657	38,320
Office Supplies and Expenses	97,819	99,499
Insurance	73,771	56,720
Membership Dues and Subscriptions	11,303	11,682
Miscellaneous Expenses	8,160	29,813
Bad Debts	2,534	-
Professional Fees	90,821	-
Reserve for Claims	99,500	-
Total Expenses	6,698,784	6,358,436
NET INCOME (LOSS)	$ (75,616)	$ (16,179)

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock			
	2009		2008	
	Number	Amount	Number	Amount
Balance - Beginning of Year	626	$ 6,260	626	$ 6,260
Balance - End of Year	626	$ 6,260	626	$ 6,260

	Paid in Capital	
	2009	2008
Balance - Beginning of Year	$ 90	$ 90
Balance - End of Year	$ 90	$ 90

	Retained Earnings	
	2009	2008
Balance - Beginning of Year	$ 290,193	$ 306,372
Net Income (Loss)	(75,616)	(16,179)
Balance - End of Year	$ 214,577	$ 290,193

	Accumulated Other Comprehensive Income (Loss)	
	2009	2008
Balance - Beginning of Year	$ 570	$ 27,301
Unrealized Gain (Loss) on Securities	14,191	(26,731)
Balance - End of Year	$ 14,761	$ 570

See notes to financial statements.

ASKAR CORP.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	(75,616)	$ (16,179)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized Gain (Loss) on Investments	14,191	(26,731)
(Increase) Decrease in:		
Commissions Receivable	42,236	(49,740)
Savings Certificates and Marketable Securities	69,260	(56,657)
Prepaid Expenses	(1,491)	66
Other Receivables	(60,124)	-
Increase (Decrease) In:		
Accounts Payable	(1,246)	1,246
Commissions Payable	59,626	(3,523)
Accured Liabilities	157,500	-
Net Cash Provided (Used) by Operating Activities	204,336	(151,518)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided (Used) by Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided (Used) by Financing Activities	-	-
NET CHANGE IN CASH	204,336	(151,518)
CASH, Beginning of Year	38,379	189,897
CASH, End of Year	$ 242,715	$ 38,379

See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Askar Corp. (Askar) is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2009, the Company is a registered broker-dealer in 50 states. Askar Corp's home office is in Bloomington, Minnesota.

The majority of Askar's commission revenue is earned from mutual fund and variable annuity investments executed on behalf of its customers. Askar also earns commissions on various life insurance products, annuity contracts, universal and variable life insurance policies, and securities transactions.

Commissions Receivable – Commissions receivable primarily represent accruals for amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write-off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at December 31, 2009 and 2008.

Marketable Securities - Marketable securities are carried at estimated market value.

Advertising - The Company expenses advertising costs as they are incurred.

Estimates - Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number customers comprising the Company's customer base and their dispersion across different industries.

Revenue Recognition – Commission revenue and related expense for mutual funds, variable annuity contracts, and securities transactions are recorded on a trade-date basis.

Income Taxes - The Company files consolidated income tax returns with Askar Holding Company. Effective January 1, 2005 Askar Holding Company elected S-Corporation filing status. Askar Holding Company also elected to treat Askar Corporation as a Qualified S-Corporation Subsidiary. This election causes all items of income and expense to flow through to the owners of the Company. Management is of the view that there are no significant tax positions that may be challenged.

Subsequent Events – Subsequent Events have been evaluated through the date of the accountant's report which is the date the financial statements were available to be issued. No transactions were noted that require adjustments or disclosure.

NOTE 2 - FORMATION OF HOLDING COMPANY/MANAGEMENT FEE

In January 2000, all of the outstanding stock of Askar Corp. was transferred to Askar Holding Company and Askar Corp. became a wholly owned subsidiary of Askar Holding Company. Askar Corp. has entered into a services agreement with Askar Holding Company for providing financial, legal, compliance, operations and accounting expertise, public relations, data processing, office space, purchasing and sale of services. $1,272,974 and $1,585,350 of Management Fees was paid for such services for the years ended December 31, 2009 and 2008, respectively.

NOTE 3 - STATEMENTS OF CASH FLOWS

Supplemental Disclosures of Cash Flow Information:	2009	2008
Cash Paid During the Year for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

NOTE 4 - INFORMATION ON FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company sells securities and investments through representatives in many parts of the United States. Normal terms for commissions receivable are 30 days and the balances are generally low risk in relation to collectability. No collateral is carried on the accounts receivable. The value of accounts receivable on the balance sheets is at face value, and if the accounts were to become uncollectible, the loss incurred would be the face value of the accounts.

NOTE 5 – RESERVE FOR CLAIMS

The reserve for claims represents the estimated amount that may be payable on two claims filed against the company. The claims are going to mediation and the company feels that they have a good chance of prevailing. The reserve is set up for settlement offers to mitigate attorney fees that may accrue. In addition the company has accrued attorney fees that are represented in the accrued expense account.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the balance sheets of Askar Corp. for the years ended December 31, 2009 and 2008, and the related statements of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated February 3, 2010. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

February 3, 2010

ASKAR CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009 AND 2008

	2009	2008
STOCKHOLDERS' EQUITY at End of Year	$ 235,688	$ 297,113
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	235,688	297,113
DEDUCTIONS:		
Unallowable Assets:		
Securities Not Readily Marketable	-	-
Prepaid Expenses	7,616	6,125
Nonliquid Receivables, Net of Commission Payable	45,789	30,149
Inter Company Receivable	60,124	-
Total	113,529	36,274
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	122,159	260,839
HAIRCUTS ON SECURITIES	13,428	14,169
NET CAPITAL at End of Year	108,731	246,670
Required Capital	36,417	22,026
Excess Capital	$ 72,314	$ 224,644

See notes to financial statements.

ASKAR CORP.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009 AND 2008

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii).

See accountant's report on supplemental information.

ASKAR CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2009 AND 2008

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

ASKAR CORP.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2009 AND 2008

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

ASKAR CORP.

RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2009
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

	Balance Per Focus Report on December 31, 2009	Adjustments Debit	Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2009
Total Assets	$ 781,056	$ 889		$ 781,945
Less:				
Total Liabilities	545,111	-	1,146	546,257
Net Worth	235,945	889	1,146	235,688
Less:				
Non-Allowable Assets	115,201	1,491	3,163	113,529
Tentative Net Capital	120,744	602	2,017	122,159
Less:				
Securities Haircuts	13,428		-	13,428
Net Capital	$ 107,316	$ 602	$ 2,017	$ 108,731

See notes to financial statements.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, Minnesota

We have audited the financial statements of Askar Corp. for the periods ended December 31, 2009 and 2008 and have issued our report thereon dated February 3, 2010. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2009 and 2008, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your Company. We recognize that your Company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Askar Corp.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be and should not be used by anyone other than these specified parties.

February 3, 2010

Boyer & Company

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Askar Corp.
Bloomington, MN

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Askar Corp. for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compare listed payments with respective cash disbursement records entries;

2. Compared amounts reported on audited Form X-17a-5 for the period January 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T):

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Askar Corp. taken as a whole.

Boyer & Company

February 3, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022173 FINRA DEC
ASKAR CORP 14*14
TWO APPLETREE SQUARE STE 350
MINNEAPOLIS MN 55425

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9,489.36

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

   DECEMBER 31, 2008
   Date Paid

   C. Less prior overpayment applied (9,339.36)

   D. Assessment balance due or (overpayment) ______

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

   F. Total assessment balance and interest due (or overpayment carried forward) $ 9,339.36

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 9,339.36

   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Askar Corporation
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of______________, 20_____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ **Documentation** ______ **Forward Copy** ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 6,623,128
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		2,585,634
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REIMBURSEMENTS 240,104 MISCELLANEOUS 1,645		241,749
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-	
Enter the greater of line (i) or (ii)		-0-
Total deductions		2,827,383
2d. SIPC Net Operating Revenues		$ 3,795,745
2e. General Assessment @ .0025		$ 9,489.36

(to page 1 but not less than $150 minimum)

ASKAR CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY
INFORMATION

TOGETHER WITH AUDITOR'S REPORT
DECEMBER 31, 2009 AND 2008

ASKAR CORP.

CONTENTS